UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      Op Tech Environmental Services, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          (Title or Class of Security)

                                    683815104
                                 (CUSIP Number)

                                Robert J. Berger
                                121 Shirley Road
                               Syracuse, NY 13224
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683815104
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1.    Robert J. Berger

      I.R.S. Identification Nos. of above persons (entities only).
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   N/A
      (b)   N/A
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3.    SEC Use Only


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4.    Source of Funds (See Instructions):

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization:

      U.S. Citizen
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Number of               7.    Sole Voting Power: 1,255,333
Shares Beneficially     --------------------------------------------------------
by                      8.    Shared Voting Power: None
Owned by Each           --------------------------------------------------------
Reporting               9.    Sole Dispositive Power: 1,255,333
Person With             --------------------------------------------------------
                        10.   Shared Dispositive Power
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,255,333
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11):

      10.5%
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14.   Type of Reporting Person (See Instructions):

      IN
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

Item 1. Security Issuer

      This statement relates to shares of common stock, par value $0.01 per share, of Op-Tech Environmental Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6392 Deere Road, Syracuse, NY 13206.

Item 2. Identity and Background

      This statement is being filed by Robert J. Berger (the "Reporting Person"), a United States citizen having a residence at 121 Shirley Road, Syracuse, NY 13224.

      The Reporting Person is a U.S. Citizen who serves as Co-chairman of the Board of OP-TECH Environmental Services, Inc. The Reporting Person has not been, to the best knowledge of the Reporting Person, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

      The shares were acquired over a period of 9 years and the money used to purchase the common stock was from personal money. The Reporting Person personally owns 1,255,333 shares of the Issuer's common stock and purchased these securities using personal funds.

Item 4. Purpose of Transaction.

      The purpose for the purchases of the Issuer's securities was for investment purposes only. The Reporting Person does not have any plan or proposal which would relate to or would result in: a) the acquisition of additional or disposition of the Issuer's securities, b) an extraordinary corporate transaction, c) a sale or transfer of a material amount of the Issuer's assets, d) any change in the present Board of Directors of the Issuer,
e) any change in the capitalization of the Issuer, f) any material change in the business structure of the Issuer, g) any change in the Issuer's charter or bylaws, h) a class of securities that cease to be quoted in an inter-dealer quotation system, i) a class of equity securities becoming eligible for termination of registration, or j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) and (b) As of April 9, 2009, the Reporting Person held the sole power to vote and dispose of 1,255,333 shares or 10.5% of the Issuer's common stock, which were purchased by the Reporting Person using personal funds.

      (c) None.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements or understandings with respect to the securities of the Issuer.

Item 7a. Material to Be Filed as Exhibits

      There is no material that will be filed as an exhibit.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Robert J. Berger
                                        --------------------------------
                                        Robert J. Berger
Dated: April 10, 2009